UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PROFIRE ENERGY, INC.
(Name of Subject Company (Issuer))
COMBUSTION MERGER SUB, INC.
(Offeror)
A wholly owned subsidiary of
CECO ENVIRONMENTAL CORP.
(Parent of Offeror)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
74316X101
(CUSIP Number of Class of Securities)
Lynn Watkins-Asiyanbi
CECO Environmental Corp.
5080 Spectrum Drive, Suite 800E
Addison, Texas 75001
(214) 357-6181
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Clyde W. Tinnen
Foley & Lardner LLP
777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 271-2400

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by CECO Environmental Corp., a Delaware corporation (“Parent”) and Combustion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Profire Energy, Inc., a Nevada corporation (“PFIE”), at a price of $2.55 per Share, net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase, dated December 3, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), and the related notice of guaranteed delivery (together with any amendments or supplements thereto, the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(C).
All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   Name and Address.   The name, address, and telephone number of the subject company’s principal executive offices are as follows:
Profire Energy, Inc., 321 South 1250 West, Suite 1, Lindon, Utah, 84042, (801) 796-5127
(b)   Securities.   This Schedule TO relates to the Offer by Purchaser to purchase all outstanding Shares. According to PFIE, as of the close of business on November 25, 2024, there were 46,199,725 Shares of common stock of PFIE issued and outstanding.
(c)   Trading Market and Price.   The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a) – (c)   This Schedule TO is filed by Purchaser and Parent. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.
Item 4.   Terms of the Transaction.
(a)   Material Terms.   The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER — Section 1 (“Terms of the Offer”)
THE TENDER OFFER — Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER — Section 4 (“Withdrawal Rights”)
THE TENDER OFFER — Section 5 (“Material United States Federal Income Tax Consequences”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFIE”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for PFIE”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)
THE TENDER OFFER — Section 19 (“Miscellaneous”)
Subsections (a)(1)(ix), (x) and (xi) and (a)(2)(vi) are not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a), (b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFIE”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for PFIE”)
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for PFIE”)
(c) (1) – (7)   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFIE”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for PFIE”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 14 (“Dividends and Distributions”)
Item 7.   Source and Amount of Funds or Other Consideration.
(a), (b), (d)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
Item 8.   Interest in Securities of the Subject Company.
(a), (b)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFIE”)
THE TENDER OFFER — Section 18 (“Fees and Expenses”)
Item 10.   Financial Statements.
(a)   Not applicable.
(b)   Not applicable.
Item 11.   Additional Information.
(a)   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFIE”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for PFIE”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)
THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)
(c)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 3, 2024.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement, as published in the New York Times on December 3, 2024.
(a)(5)(A)	Joint Press Release issued by Profire Energy, Inc. and CECO Environmental Corp., dated October 29, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Profire Energy, Inc. on October 29, 2024).
(a)(5)(B)	Press Release issued by CECO Environmental Corp., dated December 3, 2024.
(d)(1)	Agreement and Plan of Merger, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Profire Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Profire Energy, Inc. on October 29, 2024).
(d)(2)	Mutual Confidentiality Agreement, dated August 9, 2024, by and between Profire Energy, Inc. and CECO Environmental Corp.
(d)(3)	Exclusivity Agreement, dated September 25, 2024, by and between Profire Energy, Inc. and CECO Environmental Corp.
(d)(4)	Tender and Support Agreement, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc., Brenton W. Hatch and Hatch Family Holding Company, LLC.
(d)(5)	Tender and Support Agreement, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Ryan W. Oviatt.
(d)(6)	Tender and Support Agreement, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Cameron M. Tidball.
(g)	None.
(h)	None.
107	Filing Fee Table
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
COMBUSTION MERGER SUB, INC.
By	/s/ Todd Gleason
Name:	Todd Gleason
Title:	Chief Executive Officer
Date:	December 3, 2024
CECO ENVIRONMENTAL CORP.
By	/s/ Todd Gleason
Name:	Todd Gleason
Title:	Chief Executive Officer
Date:	December 3, 2024